                                                     DUQUESNE LIGHT EXHIBIT 12.1


                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)

                                                                                   Year Ended December 31,
                                                                     ---------------------------------------------------
                                                                       2000      1999       1998       1997       1996
                                                                     --------  --------   --------   --------   --------
FIXED CHARGES:
Interest on long-term debt                                           $ 71,269  $ 76,938   $ 75,810   $ 81,592   $ 82,505
Other interest                                                          3,149     4,809      1,290        752      1,632
Monthly Income Preferred Securities dividend requirements              12,562    12,562     12,562     12,562      7,921
Amortization of debt discount, premium and expense - net                2,276     2,516      5,266      5,828      5,973
Portion of lease payments representing an interest factor               6,782    42,973     44,146     44,208     44,357
                                                                     --------  --------   --------   --------   --------
Total Fixed Charges                                                  $ 96,038  $139,798   $139,074   $144,942   $142,388
                                                                     --------  --------   --------   --------   --------
EARNINGS:
Income from continuing operations                                    $ 92,584  $151,020   $148,548   $141,820   $149,860
Income taxes                                                           41,581    76,127*    74,912*    73,838*    83,008*
Fixed charges as above                                                 96,038   139,798    139,074    144,942    142,388
                                                                     --------  --------   --------   --------   --------
Total Earnings                                                       $230,203  $366,945   $362,534   $360,600   $375,256
                                                                     --------  --------   --------   --------   --------
RATIO OF EARNINGS TO FIXED CHARGES                                       2.40      2.62       2.61       2.49       2.64
                                                                     ========  ========   ========   ========   ========

  *Earnings related to income taxes reflect a $3.0 million, $12.0 million, $17.0 million and $12.0 million decrease for the twelve months ended December 31, 1999, 1998, 1997 and 1996, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification equals 2.65, 2.69, 2.61 and 2.72 for the twelve months ended December 31, 1999, 1998, 1997 and 1996, respectively.